Exhibit 12.1
Brookdale Senior Living Inc.
Ratio of Earnings to Fixed Charges and Preferred Dividends
(in thousands)

	Three Months
	Ended
	March 31,	Years Ended December 31
	2011	2010	2009	2008	2007	2006
Earnings:

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(23,725)	(80,501)	(99,621)	(459,111)	(260,246)	(142,202)

Plus:
Fixed charges	56,420	232,079	230,942	248,333	242,052	178,938
Distributions from equity investees	60	872	1,466	7,668	3,559	1,576

Less:
Capitalized Interest	(72)	(264)	(1,960)	(1,504)	(545)	—

Total earnings	32,683	152,186	130,827	(204,614)	(15,180)	38,312

Fixed charges:

Interest expense and amortization of debt discount/premium on all indebtedness (excluding losses recognized on early extinguishments of debt)	34,265	141,604	138,374	157,096	151,055	102,755
Capitalized interest expense	72	264	1,960	1,504	545	—
Amount of pre-tax earnings required to cover any preferred stock dividend requirements	—	—	—	—	—	—
Interest factor portion of rental expense	22,083	90,211	90,608	89,733	90,452	76,183

Total fixed charges	56,420	232,079	230,942	248,333	242,052	178,938

Ratio of earnings to fixed charges	0.6	0.7	0.6	(0.8)	(0.1)	0.2

Coverage deficiencies	23,737	79,893	100,115	452,947	257,232	140,626
For purposes of this computation, earnings are defined as income (loss) before income taxes and adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees, less capitalized interest. Fixed charges are defined as the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rent expense.